Exhibit 1

Chunghwa Telecom Reports Consolidated Operating Results

for the Third Quarter and First Nine Months of 2012

Taipei, Taiwan, R.O.C. October 26, 2012 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the third quarter and first nine months of 2012. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Third Quarter 2012 Financial Highlights

•                  Total net revenue decreased by 2.3% to NT$54.40 billion

•                  Mobile communications revenue increased by 4.7% to NT$24.88 billion

•                  Mobile value-added services (VAS) revenue increased by 36.5% to NT$5.35 billion

•                  Handset sales revenue increased by 14.0% to NT$6.39 billion

•                  Internet revenue decreased by 6.1% to NT$6.05 billion

•                  Internet VAS revenue increased by 5.4% to NT$0.65 billion

•                  Domestic fixed communications revenue decreased by 7.7% to NT$18.94 billion

•                  International fixed communications revenue increased by 2.2% to NT$3.86 billion

•                  Total operating costs and expenses increased by 1.1% to NT$42.30 billion

•                  Net income totaled NT$10.2 billion, representing a 14.6% decrease

•                  Basic earnings per share (EPS) was NT$1.31

First Nine Months of 2012 Financial Highlights

•                  Total net revenue increased by 0.9% to NT$164.01 billion

•                  Mobile communications revenue increased by 9.1% to NT$75.2 billion

•                  Mobile VAS revenue increased by 33.2% to NT$14.94 billion

•                  Handset sales revenue increased by 33.6% to NT$20.95 billion

•                  Internet revenue decreased by 2.9% to NT$18.24 billion

•                  Internet VAS revenue increased by 5.0% to NT$1.94 billion

•                  Domestic fixed communications revenue decreased by 5.2% to NT$56.38 billion

•                  International fixed communications revenue decreased by 0.5% to NT$11.37 billion

•                  Total operating costs and expenses increased by 5.7% to NT$126.14 billion

•                  Net income totaled NT$30.96 billion, representing a 16.5% decrease

•                  Basic EPS was NT$3.99

“We are pleased with our third quarter financial results and we remain on track to meet our full year financial guidance,” commented Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom. “In order to meet customer demands in today’s quickly evolving digital and mobile world, we continued to leverage our full suite of telecom services to further attract subscribers and steadily increase average revenue per user (“ARPU”).  In fact, recent surveys indicated that our MOD offers the highest quality TV services in Taiwan, which is reflected in our revenue growth and increasing demand from advertisers. On the mobile front, we continued to maintain our leadership with the largest customer base and highest customer loyalty in Taiwan, delivering over 51.5% year-over-year growth in mobile internet services revenue. “

Revenue

Chunghwa’s total net revenue for the third quarter of 2012 decreased by 2.3% to NT$54.40 billion.  This total was comprised of 45.7% mobile, 11.1% internet, 34.8% domestic fixed, 7.1% international fixed, and the remainder was from other businesses.

While the mobile VAS and handset sales revenue from the Company’s subsidiary Senao continued their strong growth momentum during the quarter, total net revenue decreased. This decrease was primarily attributable to several declining factors including; Mobile voice revenue attributable to Chunghwa’s market competition and the National Communication Committee’s (“NCC”) tariff reduction, revenue recognized under domestic fixed and internet segments from the government integrated taxation information system project which is nearing completion, domestic service revenue due to mobile substitution, as well as Domestic Long Distance (“DLD”), broadband and ISP revenue due to tariff cuts.

Total revenue for the mobile business increased to NT$24.88 billion for the third quarter 2012, representing 4.7% year-on-year growth. The increase was primarily due to growth in mobile VAS revenue and handset sales from smartphone promotions offered through Senao, which offset a decline in mobile voice revenue due to market competition and the NCC tariff reductions.

Chunghwa’s internet business revenue decreased by 6.1% year-over-year to NT$6.05 billion in the third quarter of 2012.  The decrease was primarily attributable to the previously mentioned government project, HiNet tariff reductions, the Company’s voluntary broadband tariff reductions and the NCC tariff reductions.

For the third quarter of 2012, domestic fixed revenue totaled NT$18.94 billion, representing a 7.7% year-over-year decrease. In addition to the abovementioned government project, Local service revenue decreased by 4.2% year-over-year, mainly due to mobile substitution.

Moreover, the 35.9% revenue decline in the DLD business was mainly due to the tariff reductions that began this year.

Broadband access revenue, including ADSL and Fiber connections (“FTTx”), decreased by 3.7% year-over-year to NT$4.82 billion, primarily due to the Company’s voluntary broadband price reductions, as well as the mandated NCC tariff reduction.

International fixed line revenue increased by 2.2% to NT$.3.86 billion primarily due to an increase in leased-line revenue.

Other revenue decreased by 44.3%, primarily due to a decrease in construction revenue from the Company’s property subsidiary.

For the first nine months of 2012, total revenue was NT$164.01 billion, a 0.9% increase compared to the same period last year. This total was comprised of 45.8% mobile, 11.1% Internet, 34.4% domestic fixed, 6.9% international fixed, and the remainder was from other businesses.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2012 amounted to NT$42.30 billion, an increase of 1.1% compared to the same period of 2011. This increase was mainly from Senao’s cost of handsets sold and personnel expense due to an early retirement program offered during the quarter. In line with the Company’s strategy, maintenance, material, rental and depreciation expenses increased in order to support its broadband and mobile internet service build-out.

Total operating costs and expenses for the first nine months of 2012 increased by 5.7% year-over-year to NT$126.14 billion, mainly due to the higher cost of handsets sold, maintenance, material, rental and depreciation expenses.

Income Tax

Income tax expense for the third quarter of 2012 was NT$2.04 billion, representing a 1.6% decrease, compared to NT$2.08 billion for the same period of 2011.

Operating Income and Net Income

Income from operations decreased by 12.8% to NT$12.10 billion. The operating margin was 22.2%, compared to 24.9% in the same period of 2011. Net income decreased by 14.6% year-over-year to NT$10.20 billion. Basic earnings per share decreased to NT$1.31.

Cash Flow and EBITDA

Cash flow from operating activities for the third quarter of 2012 decreased by 17.2% year-over-year to NT$15.77 billion, mainly due to the decline in income from operations compared with the same period of 2011.

EBITDA for the third quarter of 2012 decreased by 7.6% to NT$20.27 billion. The EBITDA margin was 37.3% compared to 39.4% in the same period of 2011. The lower EBITDA margin was primarily due to tariff cuts and the higher handset sales from our subsidiary Senao, of which the EBITDA margin is relatively lower than our traditional telecom services.

Capital Expenditure (“Capex”)

Total capex for the third quarter of 2012 amounted to NT$8.33 billion, representing a 25.0% year-over-year increase. Total capex was comprised of; 56.9% domestic fixed communications, 19.2% mobile, 13.7% internet, 8.7% international fixed communications, and the remainder was for other uses.

Business and Operational Highlights

Broadband/HiNet

•                          This year, the Company is continuing to execute its strategy of encouraging FTTx migration. As of September 30th, the number of FTTx subscribers reached 2.67 million, accounting for 58.5% of total broadband users. Moreover, the number of subscribers signing up for 50M connections reached 818 thousand.

•                          HiNet broadband subscribers totaled 3.77 million at the end of September 2012, representing a year-over-year increase of 2.6%.

Mobile

•                          As of September 30th, 2012, Chunghwa had 10.21 million mobile subscribers, representing a 2.5% year-over-year increase.

•                          As of September 30th, 2012, the Company had 2.22 million mobile internet subscribers, demonstrating strong growth of 68.5% year-over-year. The company revised up its subscribers target for the end of 2012 from 2.35 billion to 2.45 million due to this strong growth momentum.

•                          Mobile VAS revenue for the third quarter of 2012 increased by 36.5% year-over-year to NT$5.35 billion, with mobile internet revenue, the largest contributor to VAS revenue, increasing 51.5% year-over-year.

Domestic/International Fixed-line

•                          As of September 30, 2012, the Company maintained its leading position in the fixed-line market, with total 11.85 million subscribers.

•                          As of September, 30 2012, Chunghwa’s Multimedia-on-Demand (MOD) subscriber base exceeded 1.17 million subscribers.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/ir.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. Chunghwa provides fixed line, mobile, broadband access, and internet services. The Company also provides information and communication technology services to corporate customers.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw